M-real Corporation Stock Exchange Bulletin 11.1.2006 at 3.15 p.m.

M-REAL CORPORATION'S FOURTH QUARTER RESULT WEAKER THAN EXPECTED MAINLY DUE TO EUR 40 MILLION NON-RECURRING EXPENSES

Out of the total of EUR 40 million, EUR 25 million is attributable to the cost savings and efficiency improvement programme in the Pont Sainte Maxence mill in France. Headcount will be further reduced by approximately 60 persons causing redundancy and other non-recurring expenses amounting to EUR 4 million. Furthermore, the book value of the mill's intangible and tangible assets excluding land areas, amounting to EUR 21 million, will be written down in their entirety.

The remaining non-recurring items are mainly attributable to the already decided cost savings and efficiency improvement programmes carried out in M-real's other units in 2006.

M-real's fourth quarter result excluding non-recurring items is somewhat weaker than the third quarter result. The full year 2005 result before taxes including non-recurring items will be clearly negative.

The cost savings and efficiency improvement programme announced in 2004 is progressing in line with targets. According to the current estimate, the non-recurring expenses caused by the programme will amount to a total of EUR 20 - 30 million in 2006.

M-REAL CORPORATION

Corporate Communications

For additional information, contact Juhani Pöhö, Executive Vice President and CFO, tel. +358 10 469 5283 and Hannu Anttila, President and CEO, from 4.30 p.m. onwards, tel. +358 10 469 4343